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February 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4720

Attn:	Ronald Alper
Dorrie Yale

Re:	Corner Growth Acquisition Corp. 2

Preliminary Proxy Statement on Schedule 14A

Filed February 15, 2024

File No. 001-40510

Ladies and Gentleman:

This letter is submitted on behalf of our client, Corner Growth Acquisition Corp. 2 (the “Company”), in response to a comment letter (the “Comment Letter”) addressed to the Company, dated February 21, 2024, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement, filed on February 15, 2024 (the “Preliminary Proxy Statement”). An amendment to the Preliminary Proxy Statement is being filed concurrently herewith. We have also enclosed a marked copy of the amendment to the Preliminary Proxy Statement, which has been marked to show changes from the Preliminary Proxy Statement as originally filed. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised the Preliminary Proxy Statement to update other disclosures.

Set forth below is the Company’s response to the Comment Letter. For ease of reference, we have recited the comment from the Staff in bold italics and is immediately followed by the response of the Company. Defined terms used in this letter but not otherwise defined herein have the meaning given to them in the Preliminary Proxy Statement. All references to captions (other than those in the Staff’s comments) correspond to the captions in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed February 15, 2024

General

1.	We note that you are seeking to extend your termination date to December 31, 2024, a date which is approximately 42 months from your initial public offering. We also note that you are listed on The Nasdaq Stock Market LLC and that Section IM-5101-2 of the Nasdaq Listing Rules requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to December 31, 2024 does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Stock Market LLC, and the consequences of any such suspension or delisting. Please also reconcile this with your statements elsewhere in the proxy that you "intend[] to rely" on being listed on Nasdaq to not be deemed a penny stock issuer.

The Company acknowledges the Staff’s comments and in response, the Company has revised the Preliminary Proxy Statement on pages 1, 5 and 11 regarding the proposed extension deadline of December 31, 2024 (the “Extended Date”), which Extended Date contravenes Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in the Company’s securities or lead the Company to be delisted from Nasdaq.

Duane Morris llp
1540 Broadway, New York, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

Securities and Exchange Commission Page 2

In addition, the Company has also revised the related disclosure on pages 2, 6 and 9 that it intends to rely on the Exchange Rule to not be deemed a penny stock issuer and has reconciled this disclosure with the possibility that as a result of the Extended Date, it may not be listed on Nasdaq, and accordingly, could not rely on the Exchange Rule.

Finally, the Company has included an additional risk factor on page 18 to disclose that the extension contemplated by the Extension Amendment Proposal contravenes Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in the Company’s securities or lead the Company to be delisted from Nasdaq.

Please do not hesitate to contact Nanette C. Heide (212) 692-1003 or Justin A. Santarosa at (213) 689-7466 with any questions you may have regarding this response letter or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Nanette C. Heide
Nanette C. Heide

cc:	Marvin Tien, Corner Growth Acquisition Corp. 2 David Katz, Corner Growth Capital Management Justin A. Santarosa, Duane Morris LLP